Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Soof Solutions, Inc.
2413 Webb Ave STE E2
Alameda, CA 94501
https://soofsolutions.com/

Up to $1,235,000.00 Simple Agreement for Future Equity.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Soof Solutions, Inc.
Address: 2413 Webb Ave STE E2, Alameda, CA 94501
State of Incorporation: DE
Date Incorporated: August 30, 2021

Terms:

Simple Agreement for Future Equity

Offering Minimum: $10,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $1,235,000.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
SAFE converts to Crowdfunding Stock (as defined in SAFE) when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: None
Valuation Cap: $12,000,000.00
Discount: 20.0%
Annual Interest Rate: %
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Crowdfunding Stock (as defined in SAFE)

Voting Rights:
1 vote(s) per Security

Other Material Rights:

1 vote per share of common stock. The shareholder has 14 days after notification of vote to reply. If no reply is given within the allotted time it will be understood the voter has abstained. The shareholder is responsible for notifying Soof Solutions of any change in contact information.

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investment Incentives & Bonuses*

Loyalty Bonus:

Previous investors in Soof Solutions will receive 10% bonus discount.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 3% addition to the base discount.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 5% addition to the base discount.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 7% addition to the base discount.

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 10% addition to the base discount.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 12% addition to the base discount.

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 5% addition to the base discount.

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 5% addition to the base discount.

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 1% addition to the base discount.

Tier 2: Invest $5,000+ and receive 2% addition to the base discount.

Tier 3: Invest $10,000+ and receive 3% addition to the base discount.

Tier 4: Invest $25,000+ and receive 5% addition to the base discount.

Tier 5: Invest $50,000+ and receive 7% addition to the base discount.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Soof Solutions, Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Soof Solutions is dedicated to enabling effective human-computer-human interaction through innovative eye-gaze tracking technology. Our mission, "Give Voice to the Speechless," stems from the personal experience of our founder, Dr. Maheen Mausoof Adamson, whose family faced the challenges of communication loss due to aphasia. We plan to provide a three-app suite aimed at improving communication and monitoring for individuals with neurological-based disorders, particularly stroke patients. Our primary business model is a Software as a Service (SaaS) with a feature-based subscription, priced at $300 per patient per month, with enterprise price for single user license to be $1200/month. With a total addressable market of $60 billion and a serviceable obtainable market of $4 billion, we believe there is significant growth potential. Our unique selling proposition lies in our advanced technological integration with widely accessible devices, ensuring ease of use for caregivers and patients alike.

Competitors and Industry

Industry: The market for communication solutions for individuals with neurological disorders is substantial, with approximately 40 million Americans suffering from communication loss. The total addressable market is estimated at $60 billion, driven by an increasing incidence of strokes and related communication disorders. The nursing home and rehabilitation industry is expected to witness growth as awareness of these conditions rises and technology continues to advance. Soof Solutions is positioned to take advantage of this growing demand by offering a comprehensive suite of communication and monitoring tools tailored to this underserved population.

Competitors: Major competitors include companies developing traditional speech therapy tools and devices. However, Soof Solutions differentiates itself through its eye-gaze tracking technology and the integration of caregiver monitoring, providing a more holistic approach to communication and care. Unlike conventional methods, our products are designed for seamless interaction and data collection, enhancing both patient and caregiver experiences.

Current Stage and Roadmap

Intellectual Property

Soof Solutions has an exclusive license agreement with Stanford University, granting Soof a worldwide license to certain patents and software rights for uses related to Soof's technology. Soof is responsible for diligently developing and commercializing the licensed product and must meet stated development/sales milestones and reporting obligations. The payment structure includes a mix of upfront fees, ongoing maintenance and sales-based royalties, potential milestone payments, sublicensing revenue sharing, and reimbursement of patent-related costs, plus equity issued to Stanford (with certain dilution protections).

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS

"ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Maheen Mausoof Adamson, PhD, MHL

Maheen Mausoof Adamson, PhD, MHL's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Founder and principal accounting officer
  Dates of Service: October, 2023 - Present
  Responsibilities: I am the founder and CEO of this company. All decisions are made by me with advise from my COO and other team members.

Other business experience in the past three years:

- Employer: VA Palo Alto Healthcare System/Stanford University School of Medicine
  Title: Director of Research. WOMEN CoE/Clinical Professor, neurosurgery
  Dates of Service: June, 2005 - Present
  Responsibilities: Direct congressionally mandated research at a $3.5million/year center for women Veterans healthcare. Manage a brain stimulation lab that researches Alzheimer's, TBI, depression and pain.

Name: Toby Barrack, MD, MBA

Toby Barrack, MD, MBA's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO
  Dates of Service: June, 2024 - Present
  Responsibilities: I am the Chief Operating Officer of Soof Solutions. I direct commercial strategy and execution of early commercialization efforts. I am also involved in product development and financial decisions.

Other business experience in the past three years:

- Employer: 3Helix
  Title: Vice President
  Dates of Service: August, 2022 - Present
  Responsibilities: I direct clinical developments

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any

securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering SAFEs in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise

additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to

manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the SAFEs we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Soof Solutions, Inc. was formed on August 30, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all

business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Soof Solutions, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Simple Agreement for Future Equity has no rights to vote until the date of maturity
The SAFEs have no voting rights. This means you are trusting in management's discretion. You will also hold these non-

voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

Dependence on Stanford License; Payment, Milestone, and Termination Risk
Soof's business may be materially dependent on its exclusive license agreement with Stanford covering certain patent and software rights, and the loss, non-renewal, or narrowing of that license could adversely affect Soof's ability to develop, market, or sell its products and could materially harm its business, financial condition, and prospects. The agreement requires Soof to satisfy ongoing obligations, including diligence and commercialization milestones, periodic reporting, and various payment obligations (including fees, royalties, potential milestone payments, sublicense revenue sharing, and reimbursement of patent-related costs), and any failure to comply could result in default, interest charges, or termination of the license. In addition, Stanford provides the licensed intellectual property "as is" without warranties as to validity, enforceability, non-infringement, or commercial viability, and Stanford retains broad rights for its own and other non-profit research use, which may limit Soof's ability to prevent certain uses and could reduce the competitive value of the license. Finally, the license contains provisions that could be triggered by future financing, sublicensing, or change-of-control transactions (including compliance and notice requirements and a potential transaction fee), which may increase costs, constrain strategic flexibility, or deter potential partners or acquirers.

Split-Time CEO
The Company's CEO, Maheen Mausoof Adamson, PhD, MHL, currently splits her time evenly between her CEO role Company and VA Palo Alto Healthcare System/Stanford University School of Medicine as the Director of Research (30 hrs/week each). Although Maheen Mausoof Adamson, PhD, MHL has significant equity in the Company, there is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Maheen Adamson	6,913,229	Common Stock	69.13%

The Company's Securities

The Company has authorized Common Stock, SAFE Note, SAFE Note, and Crowdfunding SAFE Note.

Common Stock

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

Each share of Common Stock carries one vote per share. There are no provisions for cumulative voting. Elections of directors need not be by written ballot unless required by the bylaws.

Material Rights

The total amount outstanding includes 2,525,017 shares to be issued pursuant to options reserved via the Employee Pool.

The total amount outstanding 229,000 shares to be issued pursuant to stock options granted

SAFE Note

The security will convert into Company capital stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $125,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Qualified first round raise

Material Rights

Cash-out value

SAFE Note

The security will convert into Company capital stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $25,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $7,500,000.00
Conversion Trigger: Qualified first round raise

Material Rights

Cash-out value

Crowdfunding SAFE Note

The security will convert into Crowdfunding stock (as defined below) and the terms of the Crowdfunding SAFE Note are outlined below:

Amount outstanding: $0.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: $1,000,000

Material Rights

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

What it means to be a minority holder

As a SAFE noteholder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Business Operations, Legal, IP, R&D
  Date: August 18, 2022

Offering exemption relied upon: 506(c)

- Type of security sold: SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Business Operations, Legal, IP, R&D
  Date: January 17, 2023
  Offering exemption relied upon: 506(c)

- Type of security sold: SAFE
  Final amount sold: $10,000.00
  Use of proceeds: Business Operations, Legal, IP, R&D
  Date: December 18, 2023
  Offering exemption relied upon: 506(c)

- Type of security sold: SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Business Operations, Legal, IP, R&D
  Date: October 12, 2023
  Offering exemption relied upon: 506(c)

- Type of security sold: SAFE
  Final amount sold: $40,000.00
  Use of proceeds: Business Operations, Legal, IP, R&D
  Date: October 02, 2024
  Offering exemption relied upon: 506(c)

- Type of security sold: SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Business Operations, Legal, IP, R&D
  Date: October 15, 2025
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Current operations are close to $1-3K/month with anticipated onboarding fees for pilot programs to be funded by outside grants and cost the company an additional $1-3K per instance which with a current cash balance of $13,300 allows for 6-8 month operation pre revenue depending on variable costs.

Foreseeable major expenses based on projections:

We foresee our major expenses to be growth through sales and marketing, R&D operations, pilot studies, and legal expanses. We plan to hire part-time employees (contractors) for both sales and marketing and R&D projects. There will be maintenance costs for running pilot studies, and operations (legal and insurance). Our goals are to provide as much growth in scaling our product through social media, internal contacts and simultaneously develop AI diagnostics to add features to our app. We will also be applying for grants and accelerators to receive additional funds.

Future operational challenges:

Hiring delays, filing for SaMD with FDA, CPT code addition and sales expansion into other markets

Future challenges related to capital resources:

Development and validation of our AI based computer vision based diagnostic solution for missed neurological event. We foresee being partially cross-funded by early stage company operation but will require subsequent fundraise for final FDA approval.

Future milestones and events:

We have essentially four future milestones:

Pilots: We are in the initial stages of starting our pilot study with two networks, one in the Bay Area and another in Kansas City, MO. These are both nursing home networks and we want our app-suite to be utilized by them so we can collect data for CPT code submission and AI algorithm development. It is part of our marketing strategy. We want these two pilots to convert into paying customers (as large enterprise users) within 4 months.

Commercial Launch B2B platform: We will be utilizing our existing pilots to synergistically engage more nursing homes and communities to scale our B2B platform. We will offer freemium for a month and convert them into large enterprise paying customers.

Commercial Launch DTC platform: We are being approached currently by individual patients and caregivers. We also plan to utilize conferences, individual payers and social media to create a DTC platform for our solution to be adopted.

AI Algorithm development: We understand that new, unique and exciting features need to be added to enhance the feasibility of our app-suite and customer retention. Our current database creation will allow us to collaborate with AI companies to generate detection/diagnostic algorithms that will then need FDA approvals as SaMD, and provide more revenue in the future. The impact of this development will impact the financial pathway of our company immensely.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 11th, 2025, the Company has capital resources available in the form of a line of credit for $10,000 from Silicon Valley Bank, and approximately $13,300 cash on hand dedicated to operationalizing current pilot projects, IP and legal fees.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support growth, and scale and address the backlog of demand.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 83% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly austerity burn rate of $3000 for expenses related to operations, pilot studies, legal and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a projected monthly non-austere burn rate of $69,000 for expenses related to salaries; inventory; R&D operations, pilot studies, legal and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including grants and accelerators, incubators and pitch competition.

Indebtedness

- Creditor: Maheeen Adamson
  Amount Owed: $41,633.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Person: Maheeen Adamson
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $41,633
  Material Terms: The loan is non-interest bearing, unsecured, and replayable when the Company has sufficient available resources.

Valuation

Valuation Cap: $12,000,000.00

Valuation Cap Details: The valuation cap (and any applicable discount) included in this security is used solely for purposes of determining the price per share upon conversion into equity in the future. It does not represent the Company's current valuation or fair market value. The valuation cap was determined internally by the Company without a formal third-party valuation or appraisal. Any calculation of the valuation cap assumes a fully diluted capitalization of the Company at the time of conversion.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Marketing
  92.5%
  We will utilize a marketing company to increase our marketing efforts

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Operations
  32.5%
  Staff to on board and support current customer backlog

- Growth and Expansion
  30.0%
  Footprint expansion from Norcal to midwest and east coast cities with facilities waiting to get onboarded

- R&D
  30.0%
  Development of AI gaze tracking software for detection of missed strokes and other neurological events

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://soofsolutions.com/ (https://soofsolutions.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/soof-solutions

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Soof Solutions, Inc.

[See attached]

Soof Solutions, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
BALANCE SHEET	5
STATEMENT OF OPERATIONS	6
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	7
STATEMENT OF CASH FLOWS	8
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	9
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	9
NOTE 3 – RELATED PARTY TRANSACTIONS	14
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	14
NOTE 5 – LIABILITIES AND DEBT	14
NOTE 6 – EQUITY	14
NOTE 7 – SUBSEQUENT EVENTS	15

www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Soof Solutions, Inc. Management

We have reviewed the accompanying financial statements of Soof Solutions, Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
January 12, 2026

SOOF SOLUTIONS, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	34,523	31,996
Other Current Assets		-	-
Total Current Assets		34,523	31,996
Non-Current Assets:			
Intangible Assets - net	$	-	4,001
Total Non-Current Assets		-	4,001
TOTAL ASSETS	$	34,523	35,997
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	14,712	13,558
Shareholder Loan - related party		41,633	41,633
Total Current Liabilities	$	56,346	55,192
Non-Current Liabilities:			
Total Non-Current Liabilities	$	-	-
TOTAL LIABILITIES		56,346	55,192
EQUITY			
Common Stock	$	700	700
SAFE		125,000	85,000
Retained Earnings		(147,523)	(104,895)
TOTAL EQUITY	$	(21,823)	(19,195)
TOTAL LIABILITIES AND EQUITY	$	34,523	35,997

See Accompanying Notes to these Unaudited Financial Statements

SOOF SOLUTIONS, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Operating Expenses			
General and Administrative Expense	$	24,721	65,228
Advertising and Marketing Expense		1,353	295
Professional Fees		16,560	450
Amortization Expense		-	333
Total Operating Expenses		**42,633**	**66,306**
Total Loss from Operations	$	**(42,633)**	**(66,306)**
Net Loss	**$**	**(42,633)**	**(66,306)**

See Accompanying Notes to these Unaudited Financial Statements

SOOF SOLUTIONS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock				Accumulated	Total Shareholders'
	# of Shares	**$ Amount**	**APIC**	**SAFE**	**Deficit**	**Equity**
Beginning balance at 1/1/23	7,000,000	700	-	25,000	(38,589)	(12,889)
SAFE	-	-	-	60,000	-	60,000
Net loss	-	-	-	-	(66,306)	(66,306)
Ending balance at 12/31/23	7,000,000	700	-	85,000	(104,895)	(19,195)
SAFE	-	-	-	40,000	-	40,000
Prior period adjustment					5	5
Net loss	-	-	-	-	(42,633)	(42,633)
Ending balance at 12/31/24	7,000,000	700	-	125,000	(147,523)	(21,823)

See Accompanying Notes to these Unaudited Financial Statements

SOOF SOLUTIONS, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		**2024**	**2023**
OPERATING ACTIVITIES			
Net Loss	$	(42,633)	(66,306)
Adjustments to reconcile Net Loss to Net Cash provided by operations:			
Prior Period Adjustment		5	-
Amortization Expense		-	333
Other Current Assets		-	2,400
Accounts Payable		1,154	(31,281)
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:		1,159	(28,548)
Net Cash used in Operating Activities	$	(41,475)	(94,854)
INVESTING ACTIVITIES			
Intangible Assets - net	$	4,001	-
Net Cash provided by Investing Activities	$	4,001	-
FINANCING ACTIVITIES			
Shareholder Loan - related party	$	-	41,633
SAFE		40,000	60,000
Net Cash provided by Financing Activities	$	40,000	101,633
Cash at the beginning of period		31,996	25,217
Net Cash increase for period	$	2,526	6,779
Cash at end of period	$	34,523	31,996

Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest		-	-
Income taxes		-	-

There are no Supplemental Disclosures of NonCash Investing and Financing Activities

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Soof Solutions Inc. ("the Company") was incorporated in the state of Delaware on August 30, 2021. The Company offers a three-app suite that gives voice to those who cannot speak by using available gaze tracking on Apple devices and AI. The Company is still in the pre-revenue stage, headquartered in Alameda, California. The Company is focusing on customers in Northern California and plans to sell this as a SAAS software to nursing homes and hospitals across the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two (2) years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $34,523 and $31,996 in cash and cash equivalents as of December 31, 2024, and December 31, 2023, respectively.

Intangible assets

The Company previously capitalized certain patent administration fees related to a patent application filed in 2021. In 2024, the Company determined that the patent would not be pursued after concluding that the costs could no longer provide future economic benefit. As a result, the Company recorded an impairment charge of $5,505 in 2024 to write off the remaining carrying value of the capitalized costs.

A summary of the Company's intangible assets is shown below.

Property Type	Useful Life in Years	2024	2023
Patent	20	-	5,000
Less Accumulated Amortization	-	-	(999)
Totals		**-**	**4,001**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed. Contracts are expected to include monthly or annual subscription fees.

The Company plans to generate revenues by providing access to its communication software suite on a subscription basis to nursing homes, hospitals, and related healthcare institutions.

The Company's payments will generally be collected at the time of service or initiation of services. The Company's primary performance obligation is a stand-ready obligation to provide continuous access to the software and related updates during the subscription term. Revenue will be recognized ratably (straight-line) over the contract period. Payments received in advance would be recorded as Deferred Revenue (Contract Liability).

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, professional fees, equipment rental, third-party commissions, travel, pre-opening costs and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Professional Fees

Professional fees include payments made to external service providers for legal, accounting, audit, consulting, and other advisory services.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2024, and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows.

	2024	**2023**
Net Operating Loss Carryforwards	44,009	31,287
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	-	-
Other Temporary Differences	-	-
Gross Deferred Tax Asset	**44,009**	**31,287**
Less: Valuation Allowance	(44,009)	(31,287)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of December 31, 2024, and December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $147,483 and $104,850, respectively. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Component	2024	2023
Current tax expense	-	-
Deferred tax expense (benefit)	44,009	31,287
Valuation Allowance	(44,009)	(31,287)
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

	2024	2023
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	-	-

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		2023	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(8,953)	21.00%	(13,924)	21.00%
State taxes, net of federal benefit	(3,769)	8.84%	(5,861)	8.84%
Permanent differences	-	0.00%	-	0.00%
Change in Valuation Allowance	(12,662)	29.70%	(31,140)	46.96%
Other	-	0.00%	-	0.00%
Total Income Tax Expense (benefit)	**(25,384)**	**59.54%**	**(50,926)**	**76.80%**

Explanation of Significant Reconciling Items:

The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:

The Company had no material uncertain tax positions as of December 31, 2024, and December 31, 2023. Income tax returns for years ending 2023 and 2024 remain open to examination by federal and state tax authorities.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has received advances from its founder and Chief Executive Officer to fund certain operating expenses. These advances are classified as shareholder loan payable. The loan is non-interest bearing, unsecured, and repayable when the Company has sufficient available resources. As of December 31, 2024, and 2023, the outstanding balance due to the founder/CEO was $41,633.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any long-term debt obligations except for the Shareholder Loan - related party. See Note 3: Related party transactions.

NOTE 6 – EQUITY

The Company has authorized Ten Million (10,000,000) of common shares with a par value of $0.0001 per share. Seven Million (7,000,000) shares were issued and outstanding as of December 31, 2024, and 2023.

Voting: The stockholders are entitled to one vote for each share of capital stock held.

Dividends: The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2024, and 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5.0M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 12, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in Soof Solutions

Giving Voice to the Speechless.

Soof Solutions is developing an App-based eye-tracking communication suite for stroke and ALS patients, currently in early pilot programs with initial users in healthcare and assisted-care settings.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Soof Solutions
Giving Voice to the Speechless
We aim to enable human-computer-human interaction through an eye-gaze tracking method

REASONS TO INVEST

- **Underserved Need:** Millions lose speech due to stroke or ALS. We aim to restore communication using accessible software on standard tablets, avoiding expensive hardware.
- **Expert Founder:** Led by Dr. Maheen Adamson, a Stanford neuroscientist and VA Research Director, combining deep clinical expertise with personal caregiver experience.
- **Scalable Model:** Our software-first (SaaS) model is designed for rapid deployment in nursing homes and healthcare networks, designated as a FDA Non-significant risk, with a roadmap for FDA SaMD submission

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

TEAM



Maheen Mausoof Adamson, PhD, MHL • CEO, Founder and principal accounting officer

Clinical Associate Professor (Affiliated) at Stanford Medicine and Research Director at VA Palo Alto. A neuroscientist with deep expertise in neurorehabilitation.

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Toby Barrack, MD, MBA • COO

Combines medical background with business acumen to drive operational strategy, clinical partnerships, and scalable growth.

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Katherine Reese, MA, CCC-SLP • Lead Speech Pathologist

Ensures clinical validity and product efficacy for aphasia and stroke rehabilitation.

Read Less



Ibrahim A. Samad • Head of Growth

Visionary Growth Architect and ex-FMCG/D2C veteran. Specializes in ROI-driven performance and operational excellence to define market leadership.

Read Less

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The Pitch



Soof Solutions
Giving Voice to
the Speechless
We aim to enable human-computer-human interaction through an eye-gaze tracking method
VALUATION CAP
$12M
TECHNOLOGY
WORLDWIDE TECHNOLOGY LICENSE
PLATFORM
iOS
MARKET SIZE
$2.31B

Giving Voice to the Speechless

Soof Solutions combines vision neuroscience and AI to create accessible communication tools for individuals with speech impairments. Based on technology licensed from Stanford University, our three-app ecosystem utilizes eye-gaze tracking on standard iPads to help patients communicate. We are currently in the early commercialization phase, onboarding users in targeted healthcare settings.

The Problem & Our Solution

THE ORIGIN

"Speech loss isolates patients in a terrifying silence."



INSPIRATION: MAHEEN & HER FATHER

Dr. Maheen Mausoof Adamson founded Soof after her father suffered a stroke. A neuroscientist at Stanford, she saw firsthand the gap between medical survival and quality of life.

Soof is the tool she wished had been available—bridging the gap when every second counts.



Dr. Maheen Mausoof Adamson, PhD, MHL
Founder & CEO

The Silent Epidemic

Roughly one million people in the U.S. live with aphasia. Every 40 seconds, someone in the U.S. suffers a stroke, often resulting in speech loss. Traditional assistive tools are often expensive (as much as $10,000) or difficult to obtain, Costs vary by provider and configuration.

The Soof Ecosystem

We aim to democratize access. Soof's solution is a three-app suite built for iPads that uses eye-gaze tracking to:

- Restore Communication: Patients select personalized images, words and phrases using their eye and head movement.
- Empower Caregivers: Families receive timely feedback on patient needs.
- Monitor Health: Providers can track usage data that may indicate neurological changes in the future.

Sources for data include CDC Stroke Facts and ASHA Statistics.

- CDC Stroke Facts
- ASHA Quick Facts
- NIDCD Statistics

The Market & Our Traction

A $186 Billion Challenge

The societal and economic costs of communication disorders are estimated between $154 billion and $186 billion annually (Source: CDC/ASHA). Soof targets the underserved rehabilitation market, specifically nursing homes, and home health networks.

Current Milestones:

- **Product:** App suite developed, available on Apple App store, and currently being evaluated by early beta users in approved pilot studies, including individuals with neurological conditions.
- **IP:** Technology license agreement finalized with Stanford University.
- **Regulatory:** Data collection underway to support a potential future FDA Software as a Medical Device (SaMD) submission.
- **Funding:** Previously raised capital from angel investors and NSF grants.

Why Invest

WORLD-CLASS EXPERTISE

Leadership & Team



Dr. Maheen Adamson, PhD, MHL
FOUNDER, & CEO, DIRECTOR & PRINCIPAL ACCOUNTING OFFICER

Clinical Associate Professor (Affiliated) at Stanford Medicine and Research Director at VA Palo Alto. A neuroscientist with deep expertise in neurorehabilitation.



Toby Barrack, MD, MBA
CHIEF OPERATING OFFICER

Combines medical background with business acumen to drive operational strategy, clinical partnerships, and scalable growth.



Katherine Reese, MA, CCC-SLP
LEAD SPEECH PATHOLOGIST

Ensures clinical validity and product efficacy for aphasia and stroke rehabilitation through specialized speech-language pathology expertise.



Ibrahim A. Samad
HEAD OF GROWTH

Visionary Growth Architect and ex-FMCG/D2C veteran. Specializes in ROI-driven performance and operational excellence to define market leadership.



Patricia Lopez-Jaramillo, CPA
ADVISOR, FINANCE & ACCOUNTING

Founder of Menlo Accounting with 20+ years of experience. A Silicon Valley veteran specializing in scaling financial operations from startups to public companies.

Strategic Advisors

Dr. Maarten Lansberg
CLINICAL ADVISOR
MD, Stanford Stroke Center

Walter Greenleaf, PhD
SCIENTIFIC ADVISOR
Pioneer in Digital Health & VR

Chris Freck, MBA
BUSINESS ADVISOR
Healthcare Venture Growth

Christopher Seiwald
STRATEGIC ADVISOR
Software Entrepreneur & Investor

Science, Empathy, and Scale

Soof is not just a software company; it is a health-tech solution grounded in rigorous science and validated by real caregiving experience. We are positioning ourselves to be a vital tool for the aging population. By investing in Soof, you are supporting a mission to empower users and caregivers where communication matters most.

Disclaimer: Soof Solutions is in the early commercialization stage. The product is an FDA cleared Nonsignificant risk and has an Institution Review Board approval for gathering pilot data in clinical settings. Investments in early-stage companies involve a high degree of risk.

ABOUT

HEADQUARTERS
2413 Webb Ave STE E2
Alameda, CA 94501

WEBSITE
View Site

Soof Solutions is developing an App-based eye-tracking communication suite for stroke and ALS patients, currently in early pilot programs with initial users in healthcare and assisted-care settings.

TERMS

Soof Solutions

Overview

AMOUNT RAISED
$0

VALUATION CAP
$12M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Simple Agreement for Future Equity

DISCOUNT
20.0%

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$34,523	$35,997
Cash & Cash Equivalents	$34,523	$31,996
Accounts Receivable	$0	$0
Short-Term Debt	$56,346	$55,192
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$42,633	-$66,306

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A Crowdfunding Simple Agreement for Future Equity (Crowdfunding SAFE) offers you the right to receive Crowdfunding Stock (as defined in SAFE) in Soof Solutions. The amount of Crowdfunding Stock (as defined in SAFE) you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $12,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the Crowdfunding SAFE has not converted then you are entitled to receive Crowdfunding Stock (as defined in SAFE) equal to your investment back at a price per security by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.*

Investment Incentives & Bonuses*

Loyalty Bonus:

Previous investors in Soof Solutions will receive 10% bonus discount.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 3% addition to the base discount.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 5% addition to the base discount.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 7% addition to the base discount.

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 10% addition to the base discount.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 12% addition to the base discount.

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 5% addition to the base discount.

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 5% addition to the base discount.

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 1% addition to the base discount.

Tier 2: Invest $5,000+ and receive 2% addition to the base discount.

Tier 3: Invest $10,000+ and receive 3% addition to the base discount.

Tier 4: Invest $25,000+ and receive 5% addition to the base discount.

Tier 5: Invest $50,000+ and receive 7% addition to the base discount.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Soof Solutions, Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I'm Dr. Maheen Adamson. As a Clinical Professor at Stanford and Senior Scientist at the VA, I have spent twenty years studying the brain.

But nothing prepared me for 2007.

My father suffered a stroke and lost his ability to speak. Aphasia didn't just silence him—it stole his ability to express even his most basic needs.

He died without the chance to say goodbye.

I founded Soof Solutions so no family has to face that silence again.

For decades, speechless patients relied on bulky, expensive hardware that insurance rarely covered. We're changing that.

Soof Solutions is the first AI-powered platform that gives a voice—and insight—to speechless patients using only an iPad.

You download the app, calibrate in seconds, and you can speak.

And it works at a fraction of the cost—often seventy percent less than traditional hardware, with no shipping, no installations, and no insurance delays.

This is not a concept. Our full three-app suite is live on the App Store today.

Our core technology is licensed from Stanford University, and we've been funded by the National Science Foundation.

We're backed by clinicians, speech pathologists, neuroscientists, and VA researchers.

Soof is already in use at special needs schools, and we are in pilot discussions with major healthcare networks.

But we're building more than a communication tool.

We are addressing a sixty billion dollar global market with a scalable SaaS model—an opportunity for predictable recurring revenue as we grow.

Because the eye is the window to the brain, our AI identifies digital biomarkers that offer early indicators of fatigue, engagement, or recovery trends.

This is the future of neurological care, delivered through a simple app.

I started this company for my father.

But I'm scaling it for the forty million people waiting to be heard.

We have the science.

We have the traction.

And with your support, we can bring this technology to families, hospitals, and communities everywhere.

Join us.

Invest in Soof Solutions.

And help us give a voice to the speechless.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SOOF SOLUTIONS, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF AUGUST, A.D. 2021, AT 2:41 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6204219 8100
SR# 20213115992

Authentication: 204061679
Date: 09-01-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:41 PM 08/30/2021
FILED 02:41 PM 08/30/2021
SR 20213115992 - File Number 6204219

CERTIFICATE OF INCORPORATION
OF
SOOF SOLUTIONS, INC.

ARTICLE I

The name of the corporation is Soof Solutions, Inc. (the "***Company***").

ARTICLE II

The address of the Company's registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 10,000,000 with par value of $0.0001 per share.

ARTICLE V

The name and mailing address of the incorporator are as follows:

Maheen Mausoof Adamson
2465 Shoreline Drive, Apt. 105
Alameda, CA 94501

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VII

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VIII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Subject to any provisions in the bylaws of the Company related to indemnification of directors or officers of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the board of directors.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Company shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the bylaws of the Company after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE X

Except as provided in ARTICLE VIII and ARTICLE IX above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, the undersigned, as the incorporator of the Company, have signed this Certificate of Incorporation on August 30, 2021.

/s/ Maheen Mausoof Adamson
Maheen Mausoof Adamson, Incorporator